SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: January 12, 2010

Press Release

For Immediate Release

OTI’s Smart ID Product Powers Israel’s Airport UniPass Program

The UniPass Revolutionary Airport Management System was Developed by the Israel Airports Authority

Iselin, NJ – January 11, 2010 - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security & eID systems, payments, petroleum payments and other applications, announced today that it received follow-on orders to support the new revolutionary UniPass program initiated by Israel Airports Authority (IAA). The UniPass program is intended to expedite the security checks process at Ben-Gurion Airport.

The UniPass solution is based in part on OTI’s SmartID technology and products, which successfully passed rigorous testing by the Israeli IAA for product performance including security, durability, communications, personalization and more. OTI provides its secured contactless smart cards and readers. OTI’s SmartID products enable multiple biometric engines and fast transfer of data – all with a view to assure secure and fast transaction.

With the new system, those wishing to expedite their screening process at the Ben-Gurion airport in Israel will be required to obtain a contactless chip-embedded smart card that will enable the storage of finger and facial biometrics and will include recent photos and personal information.  Once enrolled to the system, a passenger will be required to present the card in front of a reader and answer a series of security questions. Once the identity has been confirmed, the passenger will be able to continue with the check-in process. According to the IAA, at the first stage of the program, El Al Matmid Frequent Flyer club are able to join the program, before being gradually expanded to include all departing passengers who voluntarily register.

According to the IAA, the new UniPass program is intended to minimize the friction and delays the passenger undergoes during a security check, shorten the lines for security checks and creating a continuous link between the different check points the passenger goes through from the minute arriving to the airport and until takeoff.

Oded Bashan, Chairman and CEO of OTI, stated, “The UniPass Project will allow secured and user-friendly personal identification of people during security and check-in process while minimizing unnecessary human contact and friction.  Our SmartID product meets stringent demands of the Israeli security authorities and has proved itself in secured environments applications around the world.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our beliefs, objectives, plans or current expectations, such as those regarding the expected revenues to be generated from the project for the UniPass System and the expected timing for generating such revenues, or regarding the superiority of our technology and solutions. These forward-looking statements could be impacted by our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com